Exhibit 99.2

SUBSCRIPTION AGREEMENT FOR COMMON SHARES OF

ESSA PHARMA INC.

DATED FOR REFERENCE AUGUST 23, 2019

IMPORTANT

The following items in this Subscription Agreement have been completed (please mark each applicable box):

I. All Eligible Purchasers:

☐ All Purchaser information, as applicable, in the boxes on page 1 hereof.

☐ Payment acceptable to the Agents and the Company as outlined in Section 9 hereof has been delivered.

II. All Eligible United States Purchasers:

☐ Appendix “I” - If the Purchaser is an Accredited Investor, meaning an investor meeting one or more of the criteria in Rule 501(a) of Regulation D under the U.S. Securities Act, the Purchaser has read and completed the United States Accredited Investor Representation Letter, including Schedule “A” thereto.

III. All International Purchasers:

☐ If you are not a U.S. purchaser, please check this box.

A completed and executed copy of this Subscription Agreement, including the items required to be completed as set out above, must be delivered, by no later than 5:00 p.m. (Vancouver time) on August 23, 2019 to ESSA Pharma Inc., Attention: David Wood; Email: dwood@essapharma.com.

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT FOR COMMON SHARES

Subscription No.

TO:	ESSA PHARMA INC. (the “Company”)

AND TO:	Oppenheimer & Co. Inc. (the “Oppenheimer”) and Bloom Burton & Co. (“Bloom Burton” and together with the Oppenheimer , the “Agents”) and any U.S. registered broker-dealer affiliate of the Agents (the “U.S. Affiliate”)

The undersigned (the “Purchaser”) hereby irrevocably subscribes for and agrees to purchase from the Company the number of common shares in the capital of the Company (the “Shares”) set forth below for the aggregate subscription price set forth below, representing a subscription price of US$2.00 per Share (the “Subscription Price”). The Shares being purchased form part of a larger offering by the Company of Shares and pre-funded common share purchase warrants (the “Warrants”) to be issued at the Subscription Price, which Purchasers may subscribe for in lieu of Shares, in the United States by way of a brokered private placement, and in Canada pursuant to a concurrent public offering by way of prospectus supplement to the Company’s short form base shelf prospectus dated July 12, 2018. Each Warrant will entitle the holder thereof to acquire, for a nominal exercise price of US$0.0001, one Share until 4:30 p.m. (Toronto time) on the date that is 60 months following the Closing Date (as defined herein). The Shares are sometimes referred to as the “Securities” herein. This subscription plus a completed and executed Investor Certificate and United States Accredited Investor Representative Letter, as applicable, and the appendices and schedules attached hereto and thereto, are collectively referred to as the “Subscription Agreement”. The Purchaser agrees to be bound by the terms of this Subscription Agreement and agrees that the Company, the Agents, the U.S. Affiliate and their respective professional advisors may rely upon the covenants, representations and warranties contained in this Subscription Agreement.

Number of Purchased Shares:________________	Aggregate Subscription Amount: US$__________

Name and Address of Purchaser:	Registration Instructions (if different):
__________________________________	______________________________________
Name of Purchaser (please print)	Name
By: _______________________________	______________________________________
Authorized Signature	Account Reference, if applicable
___________________________________	______________________________________
Official Capacity or Title (please print)	______________________________________
___________________________________	______________________________________
(Please print name of signatory if different from the name of the Purchaser printed above.)	Address, including postal code/zip code
Purchaser’s Residential Address, including province/state:	Delivery Instructions (if different):
______________________________________
____________________________________	Name
____________________________________	______________________________________
____________________________________	Account Reference, if applicable
Telephone Number: __________________________	______________________________________
Fax Number: ___________________________	______________________________________
E-mail Address: _________________________	______________________________________
Address, including postal code/zip code
______________________________________
Telephone Number

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Essa Pharma Inc. accepts the subscription set forth above this _____ day of __________, 2019.

Authorized Signatory

IN WITNESS HEREOF, Oppenheimer & Co. Inc., causes this Subscription Agreement to be duly executed by its respective authorized signatory as of the date first indicated above solely as a beneficiary of certain representations, warranties, and covenants made by the Company in Section 4, 5, and 7 hereof:

By:
Name:
Title:

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TERMS AND CONDITIONS
OF PRIVATE PLACEMENT

1.       Subscription

The Purchaser hereby irrevocably subscribes for and agrees to purchase from the Company, that number of common shares of the Company (the “Shares”) set forth on page 1 of this Subscription Agreement. The Purchaser acknowledges that this subscription forms part of a larger offering by the Company of an aggregate of 18,000,000 Shares at a price of US$2.00 per Share through the Agents, in the United States by way of a brokered private placement (the “Private Placement”), and in Canada pursuant to a concurrent public offering by way of prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated July 12, 2018 (the “Public Offering”, and together with the Private Placement, the “Offering”). The Purchaser further acknowledges that, in lieu of Shares, Purchasers may subscribe for pre-funded common share purchase warrants (the “Warrants”) to be issued at the Subscription Price. Each Warrant will entitle the holder thereof to acquire, for a nominal exercise price of US$0.0001, one Share until 4:30 p.m. (Toronto time) on the date that is 60 months following the Closing Date.

The Offering is being made through the Agents whereby the Agents will arrange, on a reasonable commercial efforts basis, for Purchasers to purchase the Shares or Warrants, in lieu of Shares, under the Offering.

The Shares are sometimes referred to as the “Securities” herein.

2.       Conditions of Purchase

2.1	The Purchaser acknowledges that the Company’s obligation to sell the Shares to the Purchaser is subject to, among other things, the conditions that:
(a)	the Purchaser duly completes, executes and returns to Oppenheimer this Subscription Agreement to the address on the face page hereof, together with all documents required by Applicable Securities Laws (as defined below) for delivery to the Company on behalf of the Purchaser, including a duly completed and executed Appendix “I” - United States Accredited Investor Representation Letter;
(b)	unless other arrangements acceptable to Oppenheimer have been made, payment has been made to the Company of the Subscription Amount;
(c)	the Company has accepted this Subscription Agreement, subject to Section 2.2;
(d)	all necessary regulatory and stock exchange approvals, including the approvals of the TSX Venture Exchange (“TSXV”) and Nasdaq Capital Market (“Nasdaq”) have been obtained by the Company prior to the Closing (as defined below);
(e)	the sale of the Shares, under the Private Placement, being exempt from the requirement to file a prospectus or registration statement and the requirement to prepare and deliver an offering memorandum or similar document under any applicable statute relating to the sale of the Shares, under the Private Placement, or otherwise conditional upon the issuance of such orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus or registration statement or delivering an offering memorandum or similar document;
(f)	the representations, warranties, covenants and acknowledgements of the Purchaser in this Subscription Agreement, including in any appendices hereto or other document delivered to the Company in connection with the Purchaser’s subscription, are accurate and remain true and correct at the Closing; and
(g)	the Purchaser has performed and complied with in all material respects all covenants and agreements of the Purchaser required by this Subscription Agreement, including in any appendices hereto or other document delivered to the Company in connection with the Purchaser’s subscription, to be complied with it prior to Closing.
2.2	The Purchaser acknowledges and agrees that the Company reserves the right, in its absolute discretion, to reject this subscription for Shares, in whole or in part, at any time prior to the time of Closing. The Purchaser will deliver to Miller Thomson LLP, in advance of Closing, a cheque or other form of payment, representing the aggregate Subscription Price paid for the Shares (the “Subscription Amount”) to be held in trust, for and on behalf of the Purchaser, until the Purchaser authorizes the release of such Subscription Amount to the Company upon Closing. At Closing, upon instructions to release the Subscription Amount, Miller Thomson LLP will release the Subscription Amount to the Company and take delivery of the Shares, in accordance with the instructions in Section 3. If this subscription is rejected in whole, any cheques or other forms of payment delivered to the Miller Thomson LLP, in trust, for and on behalf of the Purchaser, the Subscription Amount will be promptly returned to the Purchaser without interest or deduction. If this subscription is accepted only in part, a cheque representing any refund of the portion of the Subscription Amount for that portion of the proposed subscription for the Shares which is not accepted will be promptly delivered to the Purchaser, without interest or deduction.

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2.3	The Company acknowledges that each Purchaser’s obligation to purchase the Shares from the Company is subject to, among other things, the conditions that:
(a)	A legal opinion of both U.S. and Canadian counsel to the Company, in form and substance reasonably acceptable to the Purchasers, shall have been delivered to the Purchasers with a copy to Oppenheimer ;
(b)	A copy of an irrevocable instruction letter to the Company’s transfer agent instructing such transfer agent to deliver to the Purchasers a certificate, in physical or electronic format, evidencing the number of Shares registered in the name of each Purchaser shall have been delivered to the Purchasers and Oppenheimer ;
(c)	The Registration Rights Agreement to be entered into by the Company and each of the Purchasers (“Registration Rights Agreement”), in form and substance reasonably acceptable to the Purchasers, executed by a duly authorized officer of the Company, shall have been delivered to the Purchasers and Oppenheimer ;
(d)	The representations, warranties, covenants and acknowledgements of the Company in this Subscription Agreement, including in any appendices hereto or other document delivered to the Purchasers in connection with the Purchaser’s subscription, are accurate and remain true and correct at the Closing and a certificate executed by an authorized officer of the Company confirming the same;
(e)	The Company has performed and complied with in all material respects all covenants and agreements of the Company required by this Subscription Agreement, including in any appendices hereto or other document delivered to the Purchaser in connection with the Purchaser’s subscription, to be complied with it prior to Closing;
(f)	There shall have been no Material Adverse Effect (as defined herein) with respect to the Company since the date hereof;
(g)	From the date hereof to the Closing Date, trading in the Shares, shall not have been suspended by the Commission (as defined herein) or the Company’s principal Trading Market (as defined below), and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of such Purchaser, makes it impracticable or inadvisable to purchase the Shares at the Closing. “Trading Market” means any of the following markets or exchanges on which the Shares are listed or quoted for trading on the date in question: the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange (or any successors to any of the foregoing);
(h)	All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body, including, but not limited to, TXSV and Nasdaq, that are binding upon the Company and that are required in connection with the lawful sale and issuance of the Shares at the Closing pursuant to this Subscription Agreement shall have been duly obtained and shall be effective on and as of the date of the Closing, and no stop order or other order enjoining the sale of the Shares shall have been issued and no proceedings for such purpose shall be pending or, to the knowledge of the Company, threatened by any governmental authority or regulatory body having jurisdiction over this transaction; and

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(i)	The sale and issuance of the Shares shall be legally permitted by all laws and regulations to which Purchasers and the Company are subject.

3.       Delivery

Payment of the aggregate subscription proceeds less the amount payable to the Agents, representing the aggregate commission, fees and expenses which is to be paid by the Company to the Agents in consideration for the services performed by the Agents in respect of the Offering pursuant to that certain engagement letter, dated April 29, 2019, by and between Oppenheimer and the Company (“Agents’ Fees”) owing to the Agents, and effecting the delivery of the Shares (the “Closing”) shall be completed at the offices of the Company’s legal counsel, Blake, Cassels & Graydon LLP at 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, on August 27, 2019 (the “Closing Date”), or at any such other time or date as may be agreed to by the Company and Oppenheimer , on behalf of the Agents.

At the Closing, Oppenheimer , on behalf of the Agents, or the applicable Purchaser shall deliver to the Company all completed subscription agreements, including this Subscription Agreement, and deliver to the Company the aggregate subscription proceeds (unless otherwise paid directly by the Purchaser or by Miller Thomson LLP, in trust, for and on behalf of the Purchaser) less the amount retained by Oppenheimer , on behalf of the Agents, representing the Agents’ Fees and expenses owing to the Agents, against delivery by the Company of the Shares, and such other documentation as Oppenheimer and its counsel may reasonably determine.

4.       Purchaser’s Representations, Warranties and Covenants

The Purchaser represents and warrants to, and covenants with, the Company, the Agents and the U.S. Affiliate (and acknowledges that the Company, the Agents and the U.S. Affiliate are relying on them), which representations, warranties and covenants shall survive the Closing, that as at the execution date of this Subscription Agreement and the Closing Date:

4.1	The Purchaser is resident in the jurisdiction set forth under “Purchaser’s Residential Address” on the first page of this Subscription Agreement which address is the residence of the Purchaser and such address was not obtained or used solely for the purpose of acquiring the Shares, and the Purchaser either:
(a)	(i) is not a person in the United States or a U.S. person (as such terms are defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)) and is not purchasing the Shares for the account of or benefit of a person in the United States; (ii) was not offered the Shares in the United States; (iii) did not execute or deliver this Subscription Agreement, and the buy order for the Shares was not originated, in the United States; (iv) has no intention to distribute either directly or indirectly any of the Shares in the United States and will not offer, sell or otherwise transfer, directly or indirectly, any of the Shares to a person in the United States except pursuant to registration under the U.S. Securities Act and the securities laws of all applicable states or available exemptions therefrom; and (v) did not receive the offer to purchase the Shares as a result of any “directed selling efforts” (as defined in Regulation S under the U.S. Securities Act); or
(b)	is in the United States or is a U.S. person, or was offered the Shares, or executed or delivered this Subscription Agreement, in the United States, or is purchasing the Shares for the account of or benefit of a person in the United States or a U.S. person, and has duly completed, and executed and delivered to the Company, Appendix “I” to this Subscription Agreement, as applicable and represents, warrants and covenants to the Company the accuracy of all matters set out therein.
4.2	The Purchaser is aware that no prospectus, other than the Prospectus Supplement filed in connection with the Public Offering, or registration statement has been prepared or filed by the Company with any securities commission or similar authority in connection with the Offering contemplated hereby, and that:
(a)	the Purchaser may be restricted from using most of the civil remedies available under Applicable Securities Laws;
(b)	the Purchaser may not receive information that would otherwise be required to be provided under Applicable Securities Laws and the Company is relieved from certain obligations that would otherwise be required to be given if a prospectus were provided under Applicable Securities Laws in connection with the Offering; and

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(c)	the issuance and sale of the Shares to the Purchaser, under the Private Placement, is subject to such sale being exempt from the requirements of U.S. securities laws as to the filing of a prospectus or registration statement.
4.3	If the Purchaser is resident in an international jurisdiction outside of Canada, other than the United States (the “International Jurisdiction”), the Purchaser:
(a)	is purchasing the Shares, as principal, pursuant to exemptions from the prospectus, registration or similar requirements under the Applicable Securities Laws of the International Jurisdiction or, if such exemptions are not applicable, the Purchaser is permitted to purchase the Shares under the Applicable Securities Laws in the International Jurisdiction without the need to rely on any exemption;
(b)	confirms that the Applicable Securities Laws in the International Jurisdiction do not require the Company to make any filings or seek any approvals of any nature whatsoever from any regulatory authority of any kind whatsoever in the International Jurisdiction in connection with the issue and sale of the Shares or resale of the Shares, except for the filing of a report in respect of the acquisition of the Shares by the Purchaser; and
(c)	confirms that the purchase of the Shares by the Purchaser does not trigger:
(i)	an obligation of the Company to prepare and file a registration statement, prospectus or similar document, or any other report with respect to such purchase in the International Jurisdiction; or
(ii)	continuous disclosure reporting obligations of the Company in the International Jurisdiction.
4.4	The Purchaser acknowledges that:
(a)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities;
(b)	there is no government or other insurance covering the Securities;
(c)	there are risks associated with the purchase of the Securities;
(d)	there are restrictions under Applicable Securities Laws on the Purchaser’s ability to resell the Securities and it is the responsibility of the Purchaser to find out what those restrictions are and to comply with them before selling any of the Securities; and
(e)	the Company has advised the Purchaser that the Company is relying on an exemption from the requirements to file a registration statement in respect of the Securities, to provide the Purchaser with a prospectus and to sell the Securities through a person or company registered to sell securities under Applicable Securities Laws and, as a consequence of acquiring the Securities pursuant to this exemption, certain protections, rights and remedies provided by the Applicable Securities Laws, including statutory rights of rescission or damages, will not be available to the Purchaser.
4.5	The Purchaser certifies that the Purchaser is:
(a)	knowledgeable of, or has been independently advised as to the Applicable Securities Laws, including the Applicable Securities Laws in the International Jurisdiction, as applicable, which would apply to the acquisition of Shares; and
(b)	purchasing the Shares as principal pursuant to exemptions from the prospectus, registration or similar requirements under the Applicable Securities Laws.

“Applicable Securities Laws” means, in respect of each and every offer and sale of the Shares, the securities legislation having application and the regulations, rules, orders, instruments, notices, interpretation notes, directions, rulings and published policy statements of the securities regulatory authorities having jurisdiction over the Purchaser and the Offering.

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4.6	The Purchaser will comply with the Applicable Securities Laws and with the policies of the TSXV concerning the purchase and holding of, and the resale restrictions applicable to, the Securities.
4.7	The Purchaser acknowledges that the Shares have not been registered under the U.S. Securities Act or the securities laws of any state and understands that the Shares are being offered in the United States and to U.S. persons in compliance with the exemptions from registration requirements of the U.S. Securities Act to U.S. Accredited Investors (as defined below), pursuant to Rule 506(c) of Regulation D under the U.S. Securities Act.
4.8	If the Purchaser is in the United States or a U.S. person, it is an “accredited investor” meeting one or more of the criteria in Rule 501(a) under Regulation D of the U.S. Securities Act (a “U.S. Accredited Investor”) or is subscribing for the account or benefit of, an Accredited Investor that is in the United States or is a U.S. person, the Purchaser has completed Appendix I hereto and identified in Appendix I the appropriate category of U.S. Accredited Investor that correctly and in all respects describes the Purchaser and the person whose account or benefit the Purchaser is subscribing for, as applicable.
4.9	The Purchaser will not offer, sell or otherwise transfer any of the Shares in the United States except pursuant to registration under the U.S. Securities Act and the securities laws of all applicable states or available exemptions therefrom.
4.10	The Purchaser is aware that the offer made by this subscription is irrevocable and requires acceptance by the Company and the acceptance for filing thereof by the TSXV and will not become an agreement between the Purchaser and the Company until accepted by the Company signing in the space above.
4.11	If an individual, the Purchaser has attained the age of majority in the jurisdiction in which he or she is resident and is legally competent to execute and deliver this Subscription Agreement and to take all actions required pursuant hereto, and if a corporation, partnership or other entity, the Purchaser has been duly incorporated, created or organized and validly exists under the laws of its jurisdiction of incorporation, creation or organization and all necessary approvals by its directors and shareholders have been obtained for the execution and delivery of this Subscription Agreement.
4.12	Upon acceptance of this Subscription Agreement by the Company, this Subscription Agreement, including all appendices, will constitute a legal, valid and binding contract of purchase enforceable against the Purchaser in accordance with its terms, except as enforcement thereof may be limited by: (a) bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, (b) the application of equitable principles when equitable remedies are sought, including the remedies of specific performance and injunctive relief, and (c) applicable laws limiting rights to indemnity, contribution, waiver, and the ability to sever unenforceable terms.
4.13	No prospectus, other than the Prospectus Supplement filed in connection with the Public Offering, or offering memorandum within the meaning of Applicable Securities Laws or any other document purporting to describe the business and affairs of the Company has been delivered to the Purchaser in connection with the Offering.
4.14	None of the Company, any person acting on behalf of the Company, the Agents or the U.S. Affiliate has made to the Purchaser any written or oral representation:
(a)	that any person will resell or repurchase any of the Securities;
(b)	that any person will refund all or any part of purchase price of the Securities;
(c)	as to the future price or value of any of the Securities; or
(d)	that any of the Securities will be listed and posted for trading on a stock exchange or that application has been made to list and post any of the Securities for trading on a stock exchange, other than the TSXV and the Nasdaq.
4.15	Unless otherwise disclosed to the Company, the Purchaser is at arm's length to the Company and is a not a promoter of the Company.
4.16	Other than the Agents and U.S. Affiliate, there is no person acting or purporting to act on behalf of the Purchaser, in connection with the transactions contemplated herein who is entitled to any brokerage or finder's fee.

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4.17	the Purchaser acknowledges that it has been informed by the Company the Purchaser has not received any “material fact” or that there has not been “material change” (as those terms are defined in the Applicable Securities Laws) about the Company that has not been generally disclosed in connection with the purchase of the Shares hereunder, and that the Purchaser shall comply with applicable insider trading rules under Applicable Securities Laws with respect to the purchase of the Shares hereunder.
4.18	The funds representing the Subscription Amount in respect of the Shares which will be advanced by or on behalf of the Purchaser to the Company hereunder do not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (for the purposes of this Section 4.21 the “PCMLTFA”) and the Purchaser acknowledges and agrees that the Agents and/or the U.S. Affiliate and/or the Company may be required by law to provide the securities regulators with a list setting forth the identities of the beneficial purchasers of the Shares, or disclosure pursuant to the PCMLTFA. To the best of the Purchaser’s knowledge (a) none of the subscription funds provided by or on behalf of the Purchaser (i) have been or will be derived directly or indirectly from or related to any activity that is deemed criminal under the laws of Canada, the United States, or any other jurisdiction, or (ii) are being tendered on behalf of a person or entity who has not been identified to the Purchaser and, (b) the Purchaser will promptly notify the Company and Oppenheimer if the Purchaser discovers that any of such representations cease to be true, and shall provide the Company with appropriate information in connection therewith.
4.19	The Purchaser is not, with respect to the Company or any of its affiliates, a “control person”, as defined under Applicable Securities Laws, and the acquisition of the Shares hereunder by the Purchaser will not result in the Purchaser becoming a “control person”.
4.20	If required by Applicable Securities Laws the Purchaser will execute, deliver and file or assist the Company in filing such reports, undertakings and other documents with respect to the issue of the Securities as may be required by any securities commission, stock exchange or other regulatory authority.
4.21	The Purchaser has been advised to seek tax, investment and independent legal advice and any other professional advice the Purchaser considers appropriate in connection with the Purchaser’s purchase of the Securities and the Purchaser confirms that the Purchaser has not relied on the Company, the Agents, the U.S. Affiliate or their respective legal counsel in any manner in connection with the Purchaser’s purchase of the Securities.

5.       Purchaser’s Acknowledgments

5.1	The Purchaser acknowledges and agrees with the Company, the Agents and the U.S. Affiliate (which acknowledgements and agreements shall survive the Closing) that:
(a)	The Shares are subject to resale restrictions under Applicable Securities Laws and the Purchaser covenants that it will not resell the Shares except in compliance with such laws and the Purchaser acknowledges that it is solely responsible (and none of the Company, the Agents, the U.S. Affiliate or their respective legal counsel are in any way responsible) for such compliance. The Purchaser is advised to consult the Purchaser’s own legal advisors in this regard.
(b)	The Shares are being offered for sale only on a “private placement” basis.
(c)	In purchasing the Shares, the Purchaser has relied solely upon publicly available information relating to the Company and not upon any oral or written representation as to any fact or otherwise made by or on behalf of the Company or any other person associated therewith, except as set forth in Section 7 hereto. The Purchaser’s decision to purchase the Shares was made on the basis of publicly available information. The Agents and the U.S. Affiliate have not independently investigated or verified such publicly available information, and the Purchaser agrees that the Agents and the U.S. Affiliate assume no responsibility or liability of any nature whatsoever for the accuracy, adequacy or completeness of the publicly available information or as to whether all information concerning the Company required to be disclosed by the Company has been generally disclosed.
(d)	The offer of the Shares does not constitute a recommendation to purchase the Shares or financial product advice and the Purchaser acknowledges that none of the Agents, the U.S. Affiliate or the Company has had regard to the Purchaser’s particular objectives, financial situation and needs.

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(e)	The representations, warranties, covenants and acknowledgements of the Purchaser contained in this Subscription Agreement, and in any appendices or other documents or materials executed and delivered by the Purchaser in connection with the Offering, are made by the Purchaser with the intent that they may be relied upon by the Company, the Agents, the U.S. Affiliate and their respective professional advisors in determining the Purchaser’s eligibility to purchase the Shares. The Purchaser further agrees that by accepting the Shares the Purchaser shall be representing and warranting that the foregoing representations and warranties are true as at the Closing and that they shall survive the purchase by the Purchaser of the Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the Purchaser of the Shares for a period of two years. The Purchaser undertakes to immediately notify the Company and Oppenheimer of any change in any statement or other information relating to the Purchaser set forth herein, in the Appendix “I” - United States Accredited Investor Representation Letter, that takes place prior to the Closing Date.
(f)	The sale and delivery of the Shares, under the Private Placement, to the Purchaser is conditional upon such sale being exempt from the requirement to file a prospectus, registration statement or similar document or to prepare and deliver an offering memorandum or similar document under U.S. securities laws relating to the sale of the Shares or upon the issuance of such orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus, registration statement or similar document or preparing and delivering an offering memorandum or similar document.
(g)	The Purchaser acknowledges and consents to:
(i)	the fact that the Company, the Agents and the U.S. Affiliate are collecting the Purchaser’s personal information (as that term is defined under applicable privacy legislation, including, without limitation, the Personal Information Protection and Electronic Documents Act (Canada) and any other applicable similar, replacement or supplemental provincial or federal legislation or laws in effect from time to time), for the purpose of completing this Subscription Agreement;
(ii)	the Company, the Agents and the U.S. Affiliate retaining such personal information for as long as permitted or required by law or business practices; and
(iii)	the fact that the Company, the Agents and the U.S. Affiliate may be required by the Applicable Securities Laws, the rules and policies of any stock exchange or the rules of the Investment Industry Regulatory Organization of Canada to provide Regulatory Authorities (as defined below) with any personal information provided by the Purchaser in this Subscription Agreement;
(h)	The Purchaser acknowledges and agrees that the Company, the Agents and the U.S. Affiliate may use and disclose the Purchaser’s personal information, and consents thereto, for:
(i)	internal use with respect to managing the relationships between and contractual obligations of the Company, the Agents, the U.S. Affiliate and the Purchaser;
(ii)	use and disclosure for income tax related purposes, including without limitation, where required by law, disclosure to the Canada Revenue Agency;
(iii)	disclosure to stock exchanges and securities regulatory authorities and other regulatory bodies having jurisdiction (collectively, the “Regulatory Authorities”) with respect to approval or acceptance for filing of the Offering, reports of trades and similar stock exchange or regulatory filings to be filed by the Company in respect of the Offering and the collection, use and disclosure thereof by the Regulatory Authorities from time to time;
(iv)	disclosure to a governmental or other authority to which the disclosure is required by court order or subpoena compelling such disclosure and where there is no reasonable alternative to such disclosure;
(v)	disclosure to professional advisers of the Company, the Agents and the U.S. Affiliate in connection with the performance of their professional services solely relating to this offering;

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(vi)	disclosure to any person where such disclosure is necessary for legitimate business reasons and is made following the Purchaser’s provision of written consent;
(vii)	disclosure to a court determining the rights of the parties under this Subscription Agreement; or
(viii)	use and disclosure as otherwise required by law.

provided that in the case of (ii), (iii), (iv), (vii) and (viii), the Company shall notify the Purchaser of such disclosure and

Furthermore, the Purchaser is hereby notified that:

(ix)	the Company may deliver to the Regulatory Authorities, including the Ontario Securities Commission and the British Columbia Securities Commission, certain personal information pertaining to the Purchaser, including such Purchaser’s full name, residential address and telephone number, whether the Purchaser is an insider of the Company or a registrant, the number of Shares purchased by the Purchaser and the total purchase price paid for such Shares, the prospectus exemption relied on by the Company and the date of distribution of the Shares;
(x)	the Purchaser may contact the following public official in Ontario with respect to questions about the Ontario Securities Commission's indirect collection of such information at the following address and telephone number:

Administrative Assistant to the Director of Corporate Finance Ontario Securities Commission

Suite 1903, Box 5520, Queen Street West

Toronto, Ontario M5H 3S8

Telephone: 416-593-8086

(xi)	such information is being collected indirectly by certain Regulatory Authorities under the authority granted to them in their respective securities legislation;
(xii)	such information is being collected for the purposes of the administration and enforcement of the securities legislation of the Regulatory Authorities, as applicable;
(xiii)	that by purchasing the Shares, the Purchaser shall be deemed to have authorized the indirect collection of personal information by the Regulatory Authorities;
(xiv)	certain information pertaining to the Purchaser will be available for public inspection at the British Columbia Securities Commission during normal business hours, including the Purchaser’s full name, whether the Purchaser is an insider of the Company or a registrant, the number of Shares purchased by the Purchaser, and the total subscription price paid for such Shares; and
(xv)	that questions about the indirect collection of information should be directed to the regulator in the Purchaser’s local jurisdiction, using the contact information set out in the Appendix “II” hereto.
(i)	The Purchaser further acknowledges that it has been notified by the Company of and expressly consents to the disclosure of any information about the Purchaser or any individual whose identity is required to be disclosed to the TSXV, pursuant to the policies of the TSXV.
(j)	The Purchaser represents and warrants that it has the authority to provide the consents and acknowledgements set out in subsections 5.1(f), 5.1(h), and 5.1(i) hereof on its own behalf.
(k)	The Purchaser has been advised to consult the Purchaser’s own legal advisors with respect to applicable resale restrictions and the Purchaser is solely responsible, and none of the Company, the Agents or the U.S. Affiliate are in any way responsible, for compliance with applicable resale restrictions, and the Purchaser further acknowledges that the Company’s and the Agents’ legal counsel are acting solely as counsel to the Company and the Agents, respectively, and not as counsel to the Purchaser.

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(l)	The Purchaser is aware of the characteristics of the Securities and the risks relating to an investment therein and agrees that the Purchaser must bear the economic risk of his, her or its investment in the Securities.
(m)	The Purchaser has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of the Purchaser’s proposed investment in the Securities.
(n)	This subscription is conditional upon its acceptance by the Company and the Subscription Agreement is conditional upon its acceptance for filing of the Offering by the TSXV.
(o)	The Company has agreed to pay to the Agents the Agents’ Fees (as defined herein).

6.       Resale Restrictions and Legending of Securities

6.1	In addition to the acknowledgements given in Article 5 hereof, the Purchaser acknowledges that the Shares will be subject to statutory and applicable stock exchange imposed resale restrictions. The Purchaser is advised to consult the Purchaser’s own legal advisors in this regard.
6.2	The Purchaser acknowledges that the certificates representing the Shares issued to Purchasers who are, or are subscribing for the account or benefit of, U.S. Accredited Investors, will be subject to the resale and transfer restrictions set forth in Appendix I or bear the legend described in Appendix I of this Subscription Agreement, as applicable.
6.3	The Purchaser acknowledges that the Company bears no responsibility for the removal of resale restrictions or legends on the Securities and that the responsibility for compliance and cost with such restrictions or the removal of legends is to be borne by the Purchaser and not the Company. Notwithstanding the foregoing, the Company shall provide such administrative assistance as may reasonably be requested by the Purchaser with respect to the foregoing.

7.       Company’s Representations, Warranties and Covenants

7.1	The Company hereby represents and warrants to the Agents and to each of the Purchasers that:
(a)	the Company is a corporation duly organized and validly existing under the laws of the jurisdiction in which it was incorporated, has all requisite corporate power and authority and is duly qualified and holds all necessary material permits, licenses and authorizations (collectively, the “Material Permits”) necessary or required to carry on its business as now conducted and to own, lease or operate its properties and assets and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up, and the Company has all requisite power and authority to enter into the Subscription Agreement and all other related agreements in connection with the transaction contemplated hereunder, including the Warrant and Registration Rights Agreement (the “Transaction Documents”) to carry out its obligations hereunder;
(b)	all such Material Permits which are so required are valid and subsisting and in good standing and none of the same contains any term, provision, condition or limitation which has or would reasonably be expected to affect or restrict in a materially adverse manner the operation of the business of the Company, as now carried on or proposed to be carried on, as set out in this Subscription Agreement, and the Company is not in breach thereof or in default with respect to filings to be effected or conditions to be fulfilled in order to maintain such material permits in good standing;
(c)	each of the execution of the Transaction Documents and delivery of the Shares, the performance by the Company of its obligations hereunder, the issue and sale of the Shares and the consummation of the transactions contemplated herein, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a material default under (whether after notice or lapse of time or both): (A) Applicable Securities Laws or the rules and regulations of the TSXV or the Nasdaq; (B) the constating documents, by-laws or resolutions of the Company which are in effect at the date hereof; (C) any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Company is a party or by which the Company is bound; or (D) any judgment, decree or order binding the Company or any of the Company’s respective properties or assets;

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(d)	no advertisement of the securities offered hereby or of any of the securities of the Company has been made or is being made in relation to or in conjunction with the distribution pursuant to the Offering;
(e)	the Company does not beneficially own or exercise control or direction over 10% or more of the outstanding voting shares of any company other than Essa Pharmaceutical Corp. and Realm Therapeutics plc. (“Realm) (collectively, the “Subsidiaries”), which are wholly-owned by the Company, and all of the issued and outstanding shares of the Subsidiaries are issued as fully paid and non-assessable shares, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no person, firm or corporation has any agreement, option, right or privilege (whether present or future, contingent or absolute, pre-emptive or contractual) capable of becoming an agreement, for the purchase from the Company or the Subsidiaries of any interest in any of the shares of the Subsidiaries or for the issue or allotment of any unissued shares in the capital of the Subsidiaries or any other security convertible into or exchangeable for any such shares of the Subsidiaries;
(f)	the Company is not in default or in breach in any material respect of the constating documents, by-laws or resolutions of its directors or shareholders or any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Company is a party or by which the Company is bound;
(g)	all consents, approvals, permits, authorizations or filings as may be required under Applicable Securities Laws necessary for (i) the execution and delivery of the Shares, (ii) the issuance of the Shares, and (iii) the completion of the transactions contemplated hereby, have been made or obtained, as applicable;
(h)	the currently issued and outstanding Shares are listed and posted for trading on the TSXV and the Nasdaq and no order ceasing or suspending trading in the common shares or prohibiting the trading of any of the common shares has been issued and no proceedings for such purpose are pending or, to the knowledge of the Company, threatened;
(i)	the audited financial statements of the Company for the fiscal year ended September 30, 2018 and the unaudited financial statements of the Company for the interim periods ended December 31, 2018, March 31, 2019 and June 30, 2019 have been prepared in accordance with the International Financial Reporting Standard (“IFRS”) accepted in Canada and present fully, fairly and correctly, in all material respects, the financial condition of the Company as at the dates thereof and the results of the operations and the changes in the financial position of the Company for the periods then ended and there has been no change in accounting policies or practices of the Company since September 30, 2018, other than as required by IFRS or as disclosed in the financial statements;
(j)	the auditors of the Company who audited the financial statements of the Company for the most recent fiscal year-end and who provided their audit report thereon are independent public accountants as required under Applicable Securities Laws and registered under PCAOB and there has never been a reportable disagreement (within the meaning of NI 51-102) with the present or former auditors of the Company;
(k)	the Company is in compliance with the certification requirements contained in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings with respect to the Company’s annual and interim filings with Canadian securities commissions;
(l)	all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company have been paid, except where the failure to pay such taxes would not have a: change, effect, event, occurrence or change in a state of facts that is, or would reasonably be expected to be, individually or in the aggregate, material and adverse to the business, operations, financial condition, results, assets, properties, rights, liabilities or prospects of the Company taken as a whole (“Material Adverse Effect”). All tax returns, declarations, remittances and filings required to be filed by each of the Company have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where such failure would not have a Material Adverse Effect. To the best of the Company’s knowledge, no examination of any tax return of the Company is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any Taxes that have been paid, or may be payable, by the Company, in any case, except where such examinations, issues or disputes would not constitute an adverse material fact in respect of the Company or have a Material Adverse Effect;

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(m)	no legal or governmental proceedings or inquiries are pending to which the Company is a party or to which their respective properties are subject that would result in the revocation or modification of any material contract, order, certificate, right, authority, permit or license necessary to conduct the business now owned or operated by the Company which, if the subject of an unfavourable decision, ruling or finding would have a Material Adverse Effect and, to the knowledge of the Company, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to the Company or with respect to their respective properties;
(n)	the Transaction Documents have been or will be, as of the Closing Date, duly authorized and executed and delivered by the Company and constitute or will constitute valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except as enforcement thereof may be limited by: (a) bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, (b) the application of equitable principles when equitable remedies are sought, including the remedies of specific performance and injunctive relief, and (c) applicable laws limiting rights to indemnity, contribution, waiver, and the ability to sever unenforceable terms;
(o)	at the Closing Date all necessary corporate action will have been taken by the Company to validly issue the Shares as fully paid and non-assessable securities of the Company, which upon issuance in accordance with the terms of such securities shall be validly issued as fully paid and non-assessable securities in the capital of the Company;
(p)	the authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares of which, as at the close of business on the immediately preceding the date hereof, 14,681,778 common shares and nil preferred shares were issued and outstanding as fully paid and non-assessable shares in the capital of the Company. There is sufficient authorized capital for the issuance of all common shares issuable on exercise of all outstanding convertible securities of the Company;
(q)	the Company has not issued any share, capital stock, partnership, limited liability company, member or similar equity interest or voting right in any person, and any option, warrant, right (including conversion, stock appreciation, put, call, redemption, repurchase or similar rights), security (including debt securities), commitment, obligation, agreement or arrangement that is convertible, exchangeable or exercisable into or for, or give any person a right to subscribe for or acquire, or whose value is linked to or based upon, any such share, capital stock, partnership, limited liability company, member or similar equity interest or voting right (collectively, “Equity Interests”) since its most recently filed or furnished periodic or current report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than pursuant to (i) the acquisition of Realm, pursuant to a scheme of arrangement under Part 26 of the U.K. Companies Act 2006, effective July 31, 2019, (ii) the exercise of employee stock options under the Company’s stock option plans, (iii) the issuance of Warrants to employees pursuant to the Company’s employee stock purchase plans and (iv) pursuant to the conversion and/or exercise of other Equity Interests outstanding as of the date of the most recently filed or furnished periodic or current report under the Exchange Act;
(r)	except with respect to any award agreements to which the Company is a party, there are no obligations (whether outstanding or authorized) of the Company or its Subsidiaries requiring the repurchase of any Equity Interests of the Company;

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(s)	the issuance and sale of the Shares will not obligate the Company to issue Shares or other Equity Interests to any person (other than the Purchasers) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such Equity Interests;
(t)	All of the outstanding Equity Interests of the Company are duly authorized, validly issued, fully paid and non-assessable, have been issued in compliance with all federal and state securities laws, and none of such outstanding Equity Interests was issued in violation of any preemptive rights or similar rights to subscribe for or purchase Equity Interests. The offers and sales of the Company’s Equity Interests were at all relevant times either registered under the U.S. Securities Act, and the applicable state securities or Blue Sky laws or, based in part on the representations and warranties of the applicable purchasers, exempt from such registration requirements;
(u)	all of the material transactions of the Company are promptly and properly recorded or filed in its books or records and its minute books or records contain all records of the meetings and proceedings of its directors, shareholders, and other committees, if such material transactions were required by Applicable Securities Laws or the Company's constating documents to have been approved by directors or shareholders of the Company and all such meetings were duly called and properly held and all such resolutions have been properly adopted;
(v)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company has been issued by any securities regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are pending, contemplated or threatened by any securities regulatory authority;
(w)	the transfer agent has been duly appointed as registrar and transfer agent for the common shares and preferred shares of the Company;
(x)	the Company is a reporting issuer under Applicable Securities Laws in each of the provinces of British Columbia, Alberta and Ontario; the Company is not in default in any material respect of any requirement of Applicable Securities Laws nor is included in a list of defaulting reporting issuers maintained by the securities commissions. In particular, without limiting the foregoing, the Company is in compliance at the date hereof with its obligations to make timely disclosure of all material changes relating to it and, other than in respect of material change reports previously filed on a confidential basis and thereafter made public or material change reports previously filed on a confidential basis and in respect of which no material change ever resulted, no such disclosure has been made on a confidential basis and there is no material change relating to the Company which has occurred and with respect to which the requisite material change statement has not been filed, except to the extent that the Offering constitutes a material change;
(y)	other than the Agents and the U.S. Affiliate or as disclosed to the Agents in writing, no person, firm or Company acting or purporting to act at the request of the Company is entitled to any brokerage, agency or finder's fee in connection with the transactions described herein;
(z)	the operations of the Company are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of money laundering statutes, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any government or governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending, or to the best of the Company's knowledge threatened;
(aa)	except as disclosed in the SEC Reports (as defined below), there is no claim, complaint, action, arbitration, charge, hearing, inquiry, litigation, suit, inquiry, notice of violation, audit, examination, investigation or any other proceeding or any settlement, judgment, order, award, injunction or decree pending or other proceeding commenced (whether civil, criminal, administrative, investigative or informal), including, without limitation, an informal investigation or partial proceeding, such as a deposition, or, to the knowledge of the Company, threatened against or affecting the Company, its Subsidiaries, or any of its respective properties, at law or in equity, before or by any governmental authority, or brought by any third party (collectively, an “Action”) which: (i) adversely affects or challenges the legality, validity or enforceability of any of the transaction documents or the Shares or (ii) could have or reasonably be expected to result in a Material Adverse Effect, nor to the Company’s knowledge does there exist any basis for any such Action. Except as disclosed in the SEC Reports, neither the Company nor its Subsidiaries, and, to the knowledge of the Company, no director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the U.S. Securities and Exchange Commission (the “Commission”) involving the Company or, to the knowledge of the Company, any current or former director or officer of the Company. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or its Subsidiaries under the Exchange Act or the U.S. Securities Act;

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(bb)	the Company is in compliance with all laws of any governmental authority applicable to its business, products or operations, except in each case as could not have or reasonably be expected to have a material and adverse impact on the Company, taken as a whole. Except as set forth in the reports, schedules, forms, statements and other documents filed or furnished by the Company under the U.S. Securities Act and the Exchange Act (collectively, the “SEC Reports”), neither the Company nor its Subsidiaries: (i) is in default under or in violation of (and, to the knowledge of the Company, no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company), nor has the Company received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is or has been in violation of any judgment, decree or order of any court, arbitrator or other governmental authority or (iii) is or has been in violation of any applicable law of any governmental authority, including, without limitation, all laws relating to taxes, environmental protection, occupational health and safety, product development, manufacturing, quality and safety and employment and labor matters, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect;

(cc)	the Company has good and marketable title in fee simple to, or has valid and marketable rights to lease or otherwise use, all real property and all personal property that is material to the business of the Company, in each case free and clear of all liens, except for (i) liens as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and (ii) liens for the payment of federal, state or other taxes, for which appropriate reserves have been made in accordance with IFRS, and the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by the Company are held by it under valid, subsisting and enforceable leases with which the Company is in compliance in all material respects;

(dd)	the Company has, or has rights to (A) use, all patents and patent applications (collectively, “Patents”); trademarks, trademark applications, service marks, logos, packaging designs, Internet domain names and trade names (collectively, “Marks”); know-how and trade secrets including without limitation any inventions (whether or not patentable) (collectively, “Trade Secrets”), copyrights, licenses and other intellectual property rights and similar rights necessary or required for use in connection with their respective businesses as described in the SEC Reports (“Business”) and (B) to sell all products, and which the failure to do so could have a Material Adverse Effect (collectively, the “Intellectual Property Rights”). None of, and neither the Company nor its Subsidiaries has received a notice (written or otherwise) that any of, the Intellectual Property Rights has expired, terminated or been abandoned, or is expected to expire or terminate or be abandoned, within three (3) years from the date of this Agreement. Neither the Company nor its Subsidiaries has received, since the date of the latest audited financial statements included within the SEC Reports, a written notice of a claim or otherwise has any knowledge that the Intellectual Property Rights violate or infringe upon the rights of any person. All Intellectual Property Rights owned by or exclusively licensed to the Company that have been issued by, or registered with, or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world are currently in material compliance with formal legal requirements (including without limitation, as applicable, payment of filing, assignment recordations, examination and maintenance fees, inventor declarations, proofs of working or use, timely post-registration filing of affidavits of use and incontestability, and renewal applications). To the knowledge of the Company, all such Intellectual Property Rights are valid and enforceable and there is no existing infringement by another person of any of the Intellectual Property Rights. The Company has taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties, except where failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

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(ee)	no Patent has been or is, to the knowledge of the Company, now involved in any reissue, re-examination, inter-partes review, post-grant review, or opposition proceeding; all products made, used or sold under the Patents have been marked with the proper patent notice;

(ff)	there are no pending or, to the knowledge of the Company, threatened claims against the Company alleging that any of the operation of the Business or any activity by the Company, or manufacture, sale, offer for sale, importation, and/or use of any product infringes or violates (or in the past infringed or violated) the rights of others (“Third Party IP Assets”) or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Third Party IP Assets or that any of the Intellectual Property Rights are invalid or unenforceable;

(gg)	neither the operation of the Business, nor any activity by the Company, nor manufacture, use, importation, offer for sale and/or sale of any product, to the knowledge of the Company, infringes or violates (or in the past infringed or violated) any Third Party IP Asset or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Third Party IP Asset;

(hh)	the Company owns all rights in or to all inventions, improvements, ideas, discoveries, writings, works of authorship, other intellectual property, and information required in connection with the Business that have been created or developed by each employee, consultant or contractor of the Company within the scope of employment or engagement, as applicable, and all Intellectual Property Rights related thereto; in each case where a Patent is held by the Company by assignment, the assignment has been duly recorded with the U.S. Patent and Trademark Office and all similar offices and agencies anywhere in the world in which foreign counterparts are registered or issued;

(ii)	the Company and its Subsidiaries are insured by insurers of nationally-recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and its Subsidiaries are engaged, including, but not limited to, directors and officers insurance coverage. Neither the Company nor its Subsidiaries has received any notice of cancellation of any such insurance, nor, to the Company’s knowledge, will it or its Subsidiaries be unable to renew their respective existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost;

(jj)	except as set forth in the SEC Reports, none of the officers or directors of the Company or its Subsidiaries and, to the knowledge of the Company, none of the employees of the Company or its Subsidiaries is presently a party to any transaction with the Company or its Subsidiaries (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, providing for the borrowing of money from or lending of money to or otherwise requiring payments to or from, any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee, stockholder, member or partner, in each case in excess of $120,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including stock option agreements under any stock option plan of the Company;

(kk)	the Company is responsible for the payment of any Agents’ fees relating to or arising out of the issuance of the Shares pursuant to this Subscription Agreement. Except for amounts payable by the Company to the Agents, no brokerage or finder’s fees or commissions are or will be payable by the Company, its Subsidiaries, or any affiliate of the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other person with respect to the transactions contemplated by the transaction documents. Except for amounts payable by the Company to the Agents, the Company has not made any direct or indirect payments (in cash, securities or otherwise) to: (i) any person, as a finder’s fee, consulting fee or otherwise, in consideration of such person raising capital for the Company or introducing to the Company persons who raised or provided capital to the Company; (ii) any Financial Industry Regulatory Authority (“FINRA”) member; or (iii) any person or entity that has any direct or indirect affiliation or association with any FINRA member, within the twelve months prior to the date of execution of this Subscription Agreement. None of the net proceeds of the offering will be paid by the Company to any participating FINRA member or its affiliates, except as specifically authorized herein;

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(ll)	no person has any right to cause the Company or its Subsidiaries to effect the registration under the U.S. Securities Act of any securities of the Company or its Subsidiaries, except as set forth in the Registration Rights Agreement;

(mm)	neither the Company nor its Subsidiaries, nor to the knowledge of the Company or its Subsidiaries, any agent or other person acting on behalf of the Company or its Subsidiaries, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company or its Subsidiaries (or made by any person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated in any material respect any provision of U.S. Foreign Corrupt Practices Act, as amended (“FCPA”). The Company has taken reasonable steps to ensure that its accounting controls and procedures are sufficient to cause the Company to comply in all material respects with the FCPA;

(nn)	each product of the Company has been in all material respects: (i) formulated, developed, designed, licensed, manufactured, tested, processed, handled, stored, labeled, packaged, transported, marketed and advertised in compliance with all applicable laws and requirements and (ii) in compliance with all applicable laws, rules and regulations relating to registration, investigational use, premarket clearance, licensure, or application approval, good manufacturing practices, good laboratory practices, good clinical practices, product listing, quotas, labeling, advertising, record keeping and filing of reports;

(oo)	since June 30, 2019, there has been no pending, completed or, to the Company's knowledge, threatened, claim, charge, complaint, or Action against the Company, and the Company has not received any notice, warning letter or other communication from any governmental authority, which: (i) contests the premarket clearance, licensure, registration, or approval, use, development, distribution, manufacture, packaging, testing, processing, handling, sale, labeling and/or promotion of any product, (ii) withdraws its approval of, requests the recall, suspension, or seizure of, or withdraws or orders the withdrawal of advertising or sales promotional materials relating to, any product, (iii) imposes a clinical hold on any clinical investigation by the Company, (iv) enjoins production at any facility of the Company, (v) enters or proposes to enter into a consent decree of permanent injunction with the Company, or (vi) otherwise alleges any violation of any laws, rules or regulations by the Company; and

(pp)	neither the Company nor its Subsidiaries nor, to the Company's knowledge, any director, officer, agent, employee or affiliate of the Company or its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

(qq)	All disclosure provided to the Purchaser regarding the Company and its subsidiaries, their businesses and the transactions contemplated hereby, including the schedules to this Agreement, furnished by or on behalf of the Company or any of its subsidiaries is true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. All of the written information furnished after the date hereof and prior to the Closing Date by or on behalf of the Company or any of its subsidiaries to you pursuant to or in connection with this Agreement and the other Transaction Documents, taken as a whole, will be true and correct in all material respects as of the date on which such information is so provided and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading.

7.2	The Company shall comply with the provisions set forth in the Registration Rights Agreement.
7.3	The Company covenants and agrees with the Purchaser that the representations and warranties made by the Company to the Purchaser in this Subscription Agreement will be true and correct as of the Closing Date. The Purchaser shall be entitled to rely on the representations, warranties and covenants made by the Company to the Purchaser in this Subscription Agreement and such representations, warranties and covenants shall survive the closing of the Offering and shall continue in full force and effect for the benefit of the Purchaser for a period of two years in accordance with the terms of this Subscription Agreement.

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7.4	The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the U.S. Securities Act) that would be integrated with the offer or sale of the Shares for purposes of the rules and regulations of any Trading Market such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.
7.5	The Company shall (a) prior to 9:00 a.m. (New York City time) on a day on which the principal Trading Market is open for trading immediately following the date of execution of this Subscription Agreement by the Company, or such earlier date as may be agreed to by the Company and Oppenheimer , issue a press release (the “Press Release”) in form and substance reasonably acceptable to the Purchasers disclosing the material terms of the transactions contemplated hereby, and (b) furnish a Current Report on Form 6-K, describing the terms of the transactions contemplated hereby and attaching the material transaction documents as exhibits thereto, with the Commission within the time required by the Exchange Act (such Form 6-K, together with all attachments and exhibits, the “6-K Filing”). From and after the issuance of the Press Release, the Company represents to the Purchasers that it shall have publicly disclosed all material, non-public information delivered to any of the Purchasers by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated hereby. The Company shall consult with Purchasers, and consider in good faith any comments Purchasers may have on, the 6-K Filing. Without limiting the generality of the foregoing, from and after the date of this Subscription Agreement until the date on which the Purchasers cease to hold any Shares, the Company shall not, directly or indirectly, issue any press release or make any filing with the Commission, in each case, to the extent such press release or filing identifies any Purchaser or the transactions contemplated by this Subscription Agreement, unless the Company first consults with each Purchaser, and considers in good faith any comments that any Purchaser may have on, such materials; provided, that the Company may make any subsequent press release or filings with the Commission that are substantially consistent in form with any such materials previously approved by the Purchasers in the manner provided for in this Section 7.6 without being required to first consult the Purchasers as otherwise required in this Section 7.6.
7.6	No claim will be made or enforced by the Company or, with the consent of the Company, any other person, that any Purchaser is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Shares or under any other agreement between the Company and the Purchasers.
7.7	The Company shall use the net proceeds from the sale of the Shares hereunder for working capital purposes and shall not use such proceeds: (a) for the satisfaction of any portion of the Company’s debt (other than payment of trade payables in the ordinary course of the Company’s business and prior practices), (b) for the redemption of any Shares or Common Stock Equivalents, or (c) in violation of FCPA or the Office of Foreign Assets Control of the U.S. Department of the Treasury regulations or other laws which are applicable to the Company.
7.8	Subject to the provisions of this Section 7.9, the Company will indemnify and hold each Purchaser and its directors, officers, stockholders, members, partners, employees and agents (and any other persons with a functionally equivalent role of a person holding such titles notwithstanding a lack of such title or any other title), each person who controls such Purchaser (within the meaning of Section 15 of the U.S. Securities Act and Section 20 of the Exchange Act), and the directors, officers, stockholders, agents, members, partners or employees (and any other persons with a functionally equivalent role of a person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Subscription Agreement or in the other transaction documents or (b) any action instituted against the Purchaser Parties in any capacity, or any of them or their respective affiliates, by (i) any current or former shareholder of the Company who is not an affiliate of such Purchaser Party, with respect to any of the transactions contemplated hereby or (ii) any other third-party with respect to any of the transactions contemplated hereby (unless, in either case, such action is based upon a breach of such Purchaser Party’s representations, warranties or covenants hereunder or any agreements or understandings such Purchaser Party may have with any such shareholder or any violations by such Purchaser Party of state or federal securities laws or any conduct by such Purchaser Party which constitutes fraud, gross negligence, willful misconduct or malfeasance). If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Subscription Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party, which right shall remain in effect if and for so long as the Company continues to diligently defend against such action; provided, that in no event shall the Company be entitled to assume the defense of any action if such action (i) is with respect to a criminal proceeding, action, indictment, allegation or investigation or (ii) seeks an injunction or other equitable relief against any Purchaser Party. Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Purchaser Party under this Subscription Agreement (y) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Subscription Agreement or in the other transaction documents. The indemnification required by this Section 7.9 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company or others and any liabilities the Company may be subject to pursuant to law.

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7.9	The Company hereby agrees to use commercially reasonable best efforts to maintain the listing or quotation of the Shares on the Trading Market on which it is currently listed and the Company shall apply to list or quote all of the Shares issued pursuant to this Offering on such Trading Market and promptly secure the listing of all such Shares on such Trading Market. The Company further agrees, if the Company applies to have the Shares traded on any other Trading Market, it will then include in such application all of the Shares, and will take such other action as is reasonably necessary to cause all of the Shares to be listed or quoted on such other Trading Market as promptly as possible. The Company will then take all action reasonably necessary to continue the listing and trading of its Shares on a Trading Market and will comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Trading Market. The Company agrees to maintain the eligibility of the Shares for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.
7.10
(a)	From the Closing Date until the later of (a) ninety (90) days after such date, (b) the effective date of the registration statement filed by the Company pursuant to the Registration Rights Agreement to register the Shares or the Warrant Shares (such applicable period, the “Restricted Period”), neither the Company nor its Subsidiaries shall issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Shares or Common Stock Equivalents, without the prior written consent of Oppenheimer , on behalf of the Purchasers, such consent not to be unreasonably withheld, except in conjunction with (i) the grant or exercise of stock options, restricted shares and other similar issuances pursuant to the Company’s share incentive plans, including, but not limited to, its stock option plan, restricted share unit plan and employee stock purchase plan, provided such options and other similar securities are granted or issued with an exercise price not less than the Subscription Price, (ii) the exercise of any outstanding warrants or other convertible securities of the Company, (iii) obligations of the Company in respect of existing agreements, and (iv) issuance of securities by the Company in connection with acquisitions in the normal course of business. “Common Stock Equivalents” means any securities of the Company which would entitle the holder thereof to acquire at any time Shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Shares.
(b)	During the Restricted Period, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its Subsidiaries of Shares or Common Stock Equivalents (or a combination of units thereof) involving a Variable Rate Transaction. “Variable Rate Transaction” means a transaction in which the Company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional Shares either (A) at a conversion price, exercise price or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Shares at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Shares or (ii) enters into, or effects a transaction under, any agreement, including, but not limited to, an equity line of credit, whereby the Company may issue securities at a future determined price. Any Purchaser shall be entitled to obtain injunctive relief against the Company to preclude any such issuance, which remedy shall be in addition to any right to collect damages.

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7.11	No consideration (including any modification of any transaction document) shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of the transaction documents unless the same consideration is also offered to all of the parties to such transaction document. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser, and is intended for the Company to treat the Purchasers as a class and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Shares or otherwise.

8.       General

8.1	Time shall, in all respect, be of the essence hereof.
8.2	All references herein to monetary amounts are to lawful money of the United States, unless otherwise indicated.
8.3	Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine gender and words importing persons shall include firms and corporations and vice versa.
8.4	The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.
8.5	Except as expressly provided for in this Subscription Agreement and in the agreements, instruments and other documents provided for, contemplated or incorporated herein, this Subscription Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings. This Subscription Agreement may be amended or modified in any respect by written instrument only.
8.6	The terms and provisions of this Subscription Agreement shall be binding upon and enure to the benefit of the Purchaser, the Company and their respective successors and assigns; provided that, except as herein provided, this Subscription Agreement shall not be transferable or assignable by any party without the written consent of the other.
8.7	This Subscription Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the parties hereto hereby irrevocably attorn to the exclusive jurisdiction of the courts of the Province of British Columbia.
8.8	This Subscription Agreement is intended to and shall take effect on the date of acceptance of the subscription by the Company, notwithstanding its actual date of execution or delivery by any of the parties hereto, and shall be dated for reference as of the date of such acceptance by the Company.
8.9	The Company, the Agents and the U.S. Affiliate shall be entitled to rely on delivery of a facsimile or electronic (.pdf) copy of an executed subscription and acceptance by the Company of such subscription shall be legally effective to create a valid and binding agreement between the Purchaser and the Company in accordance with the terms hereof.
8.10	The Purchaser acknowledges and agrees that all costs incurred by the Purchaser (including any fees and disbursements of any special counsel retained by the Purchaser) relating to the sale of the Securities to the Purchaser shall be borne by the Purchaser.

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8.11	The Purchaser acknowledges that the Purchaser has consented to and requested that all documents evidencing or relating in any way to the issuance of the Securities be drawn up in the English language only. Le soussigné reconnait par les présentes avoir consenti et exige que tous les documents faisant foi ou se rapportant de quelque manière à la vente des titres offerts soient redigés en anglais seulement.
8.12	Each of the parties hereto upon the request of the other parties hereto, whether before or after the Closing, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as reasonably may be necessary or desirable to complete, better evidence, or perfect the transactions contemplated herein.

9.       Method of Payment

Payment of the Subscription Amount must accompany this subscription. Such payment is to be made by bank draft, certified cheque, wire transfer, or other form of immediately available funds payable to “ESSA Pharma Inc.” (or if another Agent is your dealer, to that Agent).

10.       Notices

10.1	Any notice, direction or other instrument required or permitted to be given to any party hereto shall be in writing and shall be sufficiently given if delivered personally, or transmitted by facsimile or other electronic means tested prior to transmission to such party, as follows:
(a)	in the case of the Company, to:

Essa Pharma Inc.

#720 -999 West Broadway

Vancouver, BC V5Z 1K5

Attention:	David Wood
Email:	dwood@essapharma.com

(b)	in the case of the Purchaser, at the address specified on page 1 hereof; and
(c)	in the case of Oppenheimer , to:

Oppenheimer & Co. Inc.

85 Broad Street

New York, New York 10004

Attention:	Equity Capital Markets
Email:	ecmexecution@opco.com

Attention:	General Counsel
Email:	peter.vogelsang@opco.com

10.2	Any such notice, direction or other instrument, if delivered personally, shall be deemed to have been given and received on the day on which it was delivered, provided that if such day is not a business day then the notice, direction or other instrument shall be deemed to have been given and received on the first business day next following such day and if transmitted by fax or electronic means, shall be deemed to have been given and received on the day of its transmission, provided that if such day is not a business day or if it is transmitted or received after the end of normal business hours then the notice, direction or other instrument shall be deemed to have been given and received on the first business day next following the day of such transmission.
10.3	Any party hereto may change its address for service from time to time by notice given to each of the other parties hereto in accordance with the foregoing provisions.

11.       Execution

This Subscription Agreement may be executed in any number of counterparts and may be executed and delivered by facsimile, all of which when taken together shall be deemed to be one and the same document. If less than a complete copy of this Subscription Agreement is delivered to the Company at Closing (other than the execution pages of this Subscription Agreement required to be executed by the Purchaser), the Company and its advisers are entitled to assume, and the Purchaser shall be deemed to have represented and warranted to the Company, that the Purchaser accepts and agrees to all of the terms and conditions of the pages of this Subscription Agreement that are not delivered, without any alteration.

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APPENDIX I

United States Accredited
Investor Representation Letter

This Representation Letter is being delivered in connection with the execution and delivery of the Subscription Agreement of the undersigned purchaser (the “Purchaser”) in connection with the purchase of common shares (the “Shares”) of Essa Pharma Inc. (the “Company”) from the Company, as arranged by the Agents or the U.S. Affiliate. Capitalized terms used herein and not defined herein will have the meanings ascribed thereto in the Subscription Agreement. The Purchaser represents, warrants and covenants (which representations, warranties and covenants will survive the Closing Date) on its own behalf and, if applicable, on behalf of any beneficial purchaser for whom the Purchaser is contracting hereunder to and with the Agents, the U.S. Affiliate and the Company and acknowledges that the Agents, the U.S. Affiliate and the Company and their respective counsel are relying thereon that:

(a)	The Purchaser understands and acknowledges that the Shares have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or the securities laws of any state of the United States, and that the offer and sale of Shares to it are being made in reliance upon the exemption from registration provided by Rule 506(c) of Regulation D under the U.S. Securities Act, and similar exemptions under applicable state securities laws.
(b)	The Purchaser is an Accredited Investor under the U.S. Securities Act and has executed and delivered to the Company Schedule “A” to this Appendix I and is acquiring the Shares for its own account and not on behalf of any other person or for the account of an Accredited Investor with respect to which it exercises sole investment discretion and, in either case, not with a view to any resale, distribution or other disposition of the Shares in violation of United States federal or state securities laws.
(c)	The Purchaser understands and acknowledges that the Shares will be “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and agrees that if it decides to offer, sell, pledge or otherwise transfer any of the Shares, it will not offer, sell, pledge or otherwise transfer any of such securities, directly or indirectly, unless the transfer is:
(i)	to the Company, or a subsidiary thereof (though the Company or its subsidiaries are under no obligation to purchase any such Shares);
(ii)	made outside the United States in accordance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations;
(iii)	made in compliance with the exemption from registration under the U.S. Securities Act provided by Rule 144 under the U.S. Securities Act, if available, and the holder of the Shares has furnished to the Company an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company to such effect;
(iv)	in another transaction that does not require registration under the U.S. Securities Act, and the holder of the Shares has furnished to the Company an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company to such effect; or
(v)	pursuant to an effective registration statement under the U.S. Securities Act, and in each case in compliance with any applicable state securities laws in the United States;

(d)	Upon the original issuance of the Shares and until such time as is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, all certificates representing the Shares sold in the United States to U.S. Accredited Investors, and all certificates issued in exchange therefor or in substitution thereof, shall bear a legend substantially in the following form:

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“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR U.S. STATE SECURITIES LAWS. THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO ESSA PHARMA INC. (THE “CORPORATION”), (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 903 OR 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER IF AVAILABLE AND IN ACCORDANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND IN ACCORDANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided, that if, the Shares are being sold in compliance with the requirements of Rule 904 of Regulation S and in compliance with applicable local laws and regulations, the legend may be removed by providing a declaration to the Company and to the transfer agent for the Company, in the form attached as Schedule “B” to this Appendix I (or as the Company may prescribe from time to time); provided further, if any of the Shares are being sold pursuant to Rule 144 under the U.S. Securities Act, if available, the legend may be removed by delivering to the Company and the transfer agent for the Company an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act.

Notwithstanding the foregoing, the transfer agent for the Company may impose additional requirements for the removal of legends from securities sold in compliance with Rule 904 of Regulation S in the future;

(e)	The Purchaser consents to the Company, the Agents or the U.S. Affiliate making a notation on their records or giving instructions to any transfer agent of the Shares in order to implement the restrictions on transfer set forth and described herein;
(f)	If required by Applicable Securities Laws, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, the Purchaser will execute, deliver, file and otherwise assist the Agents, the U.S. Affiliate and the Company in filing reports, questionnaires, undertakings and other documents with respect to the ownership of the Shares;
(g)	The Purchaser acknowledges that none of the Company, the Agents or the U.S. Affiliate or any person representing the Company, the Agents or the U.S. Affiliate has made any representation to it with respect to the Company or the offering or sale of the Shares, other than the information contained or incorporated by reference in this Subscription Agreement, which has been delivered to it and upon which it is relying in making its investment decision with respect to the Shares and the Purchaser believes that it has received all information that it considers necessary or appropriate for deciding whether to purchase the Shares. The Purchaser further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering and sale of the Shares and the business, properties, prospects and financial condition of the Company;

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(h)	The Purchaser acknowledges that there are substantial restrictions on the transferability of the Shares and that it may not be possible for the Purchaser to readily liquidate his, her or its investment in the case of an emergency at any time;
(i)	The Purchaser acknowledges that the Company will use its commercially reasonable best efforts to file a registration statement with the U.S. Securities and Exchange Commission relating to resales, from time to time, by the U.S. Accredited Investors of the Shares purchased by such U.S. Accredited Investors in the Offering in accordance with the Registration Rights Agreement.
(j)	The Purchaser understands and agrees that the financial statements of the Company have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, which differ in some respects from United States generally accepted accounting principles, and United States auditing and auditor independence standards, respectively, and thus may not be comparable to financial statements of United States companies;
(k)	The Purchaser understands and agrees that there may be material tax consequences to it of an acquisition, holding, exercise or disposition of the Shares. The Company, the Agents and the U.S. Affiliate give no opinion and make no representation with respect to the tax consequences to the Purchaser under United States, state, local or foreign tax law of its acquisition, holding, exercise or disposition of the Shares, and the Purchaser acknowledges that it is solely responsible for determining the tax consequences to it with respect to its investment, including whether the Company is or will at any given time be deemed a “passive foreign investment company” within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended;
(l)	The Purchaser is aware that its ability to enforce civil liabilities under the United States federal securities laws may be affected adversely by, among other things: (i) the fact that the Company is organized under the laws of British Columbia; (ii) some or all of the directors and officers may be residents of countries other than the United States; and (iii) all or a substantial portion of the assets of the Company and such persons may be located outside the United States;
(m)	The office or other address of the Purchaser at which the Purchaser received and accepted the offer to purchase the Shares is the address listed as the “Purchaser’s Residential Address” on the face page of the Subscription Agreement;
(n)	That the funds representing the Aggregate Subscription Price which will be advanced by the Purchaser to Oppenheimer , on behalf of the Agents, hereunder will not represent proceeds of crime for the purposes of the United States Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the “PATRIOT Act”) and the Purchaser acknowledges that the Company, the Agents or the U.S. Affiliate may in the future be required by law to disclose the Purchaser’s name and other information relating to the subscription agreement and the Purchaser’s subscription hereunder, on a confidential basis, pursuant to the PATRIOT Act. No portion of the Aggregate Subscription Price to be provided by the Purchaser (i) has been or will be derived from or related to any activity that is deemed criminal under the laws of the United States, or any other jurisdiction, or (ii) is being tendered on behalf of a person or entity who has not been identified to or by the Purchaser, and it shall promptly notify Oppenheimer if the Purchaser discovers that any of such representations ceases to be true and provide Oppenheimer with appropriate information in connection therewith; and
(o)	The provisions of this Representation Letter will be true and correct both as of the date of execution of this Subscription Agreement and as of the Closing Date.

The Purchaser undertakes to notify Oppenheimer immediately of any change in any representation, warranty or other information relating to the Purchaser or, if applicable, the beneficial purchaser set forth herein, which takes place prior to the Closing Date.

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DATED at __________________________ this ___ day of _______________, 2019.

Name of Entity
Type of Entity
Signature of Person Signing
Print or Type Name and Title of Person Signing

III-4

SCHEDULE “A”

TO UNITED STATES ACCREDITED INVESTOR REPRESENTATION LETTER

In connection with the purchase of the Shares of Essa Pharma Inc. (the "Company") by the undersigned, as an integral part of the accompanying Subscription Agreement, the undersigned hereby represents and warrants to the Agents, the U.S. Affiliate and the Company that the undersigned, and each beneficial purchaser, if any, on whose behalf the undersigned is subscribing for Shares, satisfies one or more of the following accredited investor categories, within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act (please write “PUR” for the undersigned Purchaser, and “BP” for each beneficial purchaser, if any, on each line that applies):

_____ Category 1.            A bank, as defined in Section 3(a)(2) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934, as amended; an insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; an investment company registered under the United States Investment Company Act of 1940, as amended; a business development company as defined in Section 2(a)(48) of the United States Investment Company Act of 1940, as amended; a small business investment company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958, as amended; a plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with total assets in excess of U.S.$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S.$5,000,000 or, if a self-directed plan, with investment decisions made solely by persons who are “accredited investors” (as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act); or

_____ Category 2.              A private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940, as amended; or

_____ Category 3.              An organization described in Section 501(c)(3) of the United States Internal Revenue Code of 1986, as amended, a corporation, a Massachusetts or similar business trust, a limited liability company or a partnership, not formed for the specific purpose of acquiring the Shares offered, with total assets in excess of U.S.$5,000,000; or

_____ Category 4.              A director or executive officer of the Company; or

_____ Category 5.             A natural person** with individual “net worth”, or joint “net worth” with his or her spouse, at the time of purchase in excess of US$1,000,000;

Note: For purposes of calculating “net worth” under this paragraph:

(i)       The person’s primary residence shall not be included as an asset;

(ii)       Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of the sale of the Shares exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

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(iii)       Indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of the Shares shall be included as a liability; or

_____ Category 6.              A natural person** who had an individual income in excess of US$200,000 in each of the last two years or joint income with his or her spouse in excess of US$300,000 in each of those years, and who reasonably expects to reach the same income level in the current year; or

_____ Category 7.              A trust, with total assets in excess of U.S.$5,000,000, not formed for the specific purpose of acquiring the Shares, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the U.S. Securities Act.

_____ Category 8.               An entity in which all of the equity owners are Accredited Investors.***

** IF EITHER THE PURCHASER OR THE BENEFICIAL PURCHASER IS AN INDIVIDUAL WHO HAS INITIALED BESIDE CATEGORIES 5 OR 6, SUCH PURCHASER OR BENEFICIAL PURCHASER SHALL PROVIDE THE ADDITIONAL DOCUMENTATION SET FORTH IN ANNEX “I” HERETO.

*** IF EITHER THE PURCHASER OR THE BENEFICIAL PURCHASER IS AN ENTITY THAT HAS INITIALED BESIDE CATEGORY 8, THE COMPANY WILL REQUIRE ADDITIONAL INFORMATION, CONSISTENT WITH THE DOCUMENTATION SET FORTH IN ANNEX "I" HERETO, OR AS THE COMPANY MAY OTHERWISE DETERMINE TO BE ACCEPTABLE, TO CONFIRM THAT EACH EQUITY OWNER OF THE ENTITY IS AN ACCREDITED INVESTOR.

Terms used herein but not otherwise defined have the meaning ascribed hereto in the accompanying Subscription Agreement.

Dated:	____________________	Signed:	________________________________

_________________________________________ Print the Name of Purchaser

_________________________________________ Print Name and Title of Authorized Signing Officer

III-6

ANNEX “I”

TO SCHEDULE “A” OF UNITED STATES ACCREDITED

INVESTOR REPRESENTATION LETTER

LIST OF DOCUMENTATION REQUIRED TO BE PROVIDED BY
U.S. INDIVIDUAL ACCREDITED INVESTORS
(to be completed only if you are an individual)

(ALL INFORMATION HEREIN WILL BE TREATED

CONFIDENTIALLY)

In connection with the purchase of Shares of the Company, any individual Accredited Investor who has checked Category 5 or 6 in Schedule “A” to the United States Accredited Investor Representation Letter (an “Individual Accredited Investor”), which forms a part of the Subscription Agreement, shall provide one or more items from the categories below confirming its status as an Accredited Investor. When submitting the documentation, include this list and check all items that apply. References to "Accredited Investor" in this Annex refer to "accredited investor" as defined by Rule 501(a) of Regulation D under the U.S. Securities Act. Capitalized terms used herein and not defined herein will have the meanings ascribed thereto in the Subscription Agreement.

(A) Proof of accredited investor status on the basis of net worth (to be provided if you checked Category 5 in Schedule “A” to the United States Accredited Investor Representation Letter):

•	[ ] one or more of the types of documentation listed below with respect to assets and with respect to liabilities; and
•	[ ] written representation from the Individual Accredited Investor that all liabilities necessary to make a determination of net worth have been disclosed:

(1) with respect to assets, one or more of the following types of documentation dated within the prior three months:

•	[ ] bank statements,
•	[ ] brokerage statements,
•	[ ] other statements of securities holdings,
•	[ ] certificates of deposit,
•	[ ] tax assessments issued by independent third parties, and
•	[ ] appraisal reports issued by independent third parties; and

(2) with respect to liabilities:

•	[ ] a consumer report from at least one of the nationwide (U.S. only) consumer reporting agencies dated within the prior three months;

OR

(B) Proof of accredited investor status on the basis of income (to be provided if you checked Category 6 in Schedule “A” to the United States Accredited Investor Representation Letter):

•	[ ] any Internal Revenue Service form that reports the Individual Accredited Investor’s income for the two most recent years (including, but not limited to, Form W-2, Form 1099, Schedule K-1 to Form 1065, and Form 1040); and
•	[ ] a written representation from the Individual Accredited Investor that he or she has a reasonable expectation of reaching the income level necessary to qualify as an accredited investor during the current year;

OR

(C) Written confirmation from one of the following persons or entities that such person or entity has taken reasonable steps to verify that the Individual Accredited Investor is an accredited investor within the prior three months and has determined that such Individual Accredited Investor is an accredited investor:

•	[ ] a registered broker-dealer;
•	[ ] an investment adviser registered with the Securities and Exchange Commission;
•	[ ] a licensed attorney who is in good standing under the laws of the jurisdictions in which he or she is admitted to practice law; or
•	[ ] a certified public accountant who is duly registered and in good standing under the laws of the place of his or her residence or principal office.

SCHEDULE “B”

TO APPENDIX I OF THE SUBSCRIPTION AGREEMENT

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Computershare Investor Services Inc., as registrar and transfer agent

AND TO: Essa Pharma Inc. (the “Company”)

The undersigned (A) acknowledges that the sale of _______________________ common shares of the Company represented by certificate number _____________ to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (B) certifies that (1) the undersigned is not an “affiliate” of the Company as that term is defined in Rule 405 under the U.S. Securities Act, a “distributor” or an affiliate of “distributor”, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of a “designated offshore securities market” (as defined in Rule 902 of Regulation S under the U.S. Securities Act) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any “directed selling efforts” in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of washing-off the resale restrictions imposed because the securities are “restricted securities” as that term is described in Rule 144(a)(3) under the U.S. Securities Act, (5) the seller does not intend to replace such securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Unless otherwise specified, terms set forth above in quotation marks have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated:______________________________________

Authorized Signatory

Name of Seller (please print)

Name of authorized signatory (please print)

Title of authorized signatory (please print)

Affirmation By Seller’s Broker-Dealer (required for sales in accordance with Section (B)(2)(b) above)

We have read the foregoing representations of our customer, _________________________ (the “Seller”) dated _______________________, with regard to our sale, for such Seller’s account, of the securities of the Company described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of designated offshore securities market, (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities, and (D) no selling concession, fee or other remuneration is being paid to us in connection with this offer and sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

_______________________________________________

Name of Firm

By: ___________________________________________

Authorized officer

Date: ______________________

APPENDIX “II”

CONTACT INFORMATION OF SECURITIES REGULATORY AUTHORITIES AND REGULATORS

Alberta Securities Commission Suite 600, 250 - 5th Street SW Calgary, Alberta T2P 0R4 Telephone: (403) 297-6454 Toll free in Canada: 1-877-355-0585 Facsimile: (403) 297-2082

Government of Newfoundland and Labrador

Financial Services Regulation Division

P.O. Box 8700

Confederation Building

2nd Floor, West Block

Prince Philip Drive

St. John's, Newfoundland and Labrador A1B 4J6

Attention: Director of Securities

Telephone: (709) 729-4189

Facsimile: (709) 729-6187

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, British Columbia V7Y 1L2

Toll free in Canada: 1-800-373-6393

Facsimile: (604) 899-6581

Email: inquiries@bcsc.bc.ca

Government of the Northwest Territories

Office of the Superintendent of Securities

P.O. Box 1320

Yellowknife, Northwest Territories X1A 2L9

Attention: Deputy Superintendent, Legal &

Enforcement

Telephone: (867) 920-8984

Facsimile: (867) 873-0243

The Manitoba Securities Commission 500 - 400 St. Mary Avenue Winnipeg, Manitoba R3C 4K5 Telephone: (204) 945-2548 Toll free in Manitoba 1-800-655-5244 Facsimile: (204) 945-0330	Nova Scotia Securities Commission Suite 400, 5251 Duke Street Duke Tower P.O. Box 458 Halifax, Nova Scotia B3J 2P8 Telephone: (902) 424-7768 Facsimile: (902) 424-4625

Financial and Consumer Services Commission (New Brunswick)

85 Charlotte Street, Suite 300

Saint John, New Brunswick E2L 2J2

Telephone: (506) 658-3060

Toll free in Canada: 1-866-933-2222

Facsimile: (506) 658-3059

Email: info@fcnb.ca

Government of Nunavut Department of Justice Legal Registries Division P.O. Box 1000, Station 570 1st Floor, Brown Building Iqaluit, Nunavut X0A 0H0 Telephone: (867) 975-6590 Facsimile: (867) 975-6594

Ontario Securities Commission

20 Queen Street West, 22nd Floor

Toronto, Ontario M5H 3S8

Telephone: (416) 593- 8314

Toll free in Canada: 1-877-785-1555

Facsimile: (416) 593-8122

Email: exemptmarketfilings@osc.gov.on.ca

Public official contact regarding indirect

collection of information: Inquiries Officer

Financial and Consumer Affairs Authority of Saskatchewan Suite 601 - 1919 Saskatchewan Drive Regina, Saskatchewan S4P 4H2 Telephone: (306) 787-5879 Facsimile: (306) 787-5899

Prince Edward Island Securities Office

95 Rochford Street, 4th Floor Shaw Building

P.O. Box 2000

Charlottetown, Prince Edward Island C1A 7N8

Telephone: (902) 368-4569

Facsimile: (902) 368-5283

Inquiries: (604) 899-6854

Office of the Superintendent of Securities

Government of Yukon

Department of Community Services

307 Black Street, 1st floor

Box 2703, C-6

Whitehorse, Yukon Y1A 2C6

Telephone: (867) 667-5466

Facsimile: (867) 393-6251

Email:Securities@gov.yk.ca

Autorité des marchés financiers

800, Square Victoria, 22e étage

C.P. 246, Tour de la Bourse

Montréal, Québec H4Z 1G3

Telephone: (514) 395-0337 or 1-877-525-0337

Facsimile: (514) 873-6155 (For filing purposes only)

Facsimile: (514) 864-6381 (For privacy requests only)

Email: financementdessocietes@lautorite.qc.ca

(For corporate finance Companys);

fonds_dinvestissement@lautorite.qc.ca (For

investment fund Companys)